Filed under Rule 433

Registration No. 333-130224

PACKAGING CORPORATION OF AMERICA ANNOUNCES SECONDARY COMMON STOCK OFFERING AND SHARE REPURCHASE

(As released on Business Wire, December 9, 2005)

LAKE FOREST, Ill. — (Business Wire) — Dec. 9, 2005—Packaging Corporation of America (NYSE:PKG) announced today that it has filed a registration statement with the Securities and Exchange Commission to register the proposed offering and sale of 15,500,000 shares of common stock by PCA Holdings LLC, an entity controlled by affiliates of Madison Dearborn Partners, LLC, in an underwritten offering to be led by Goldman, Sachs & Co. and JPMorgan.  The registration statement became effective upon filing.  PCA Holdings LLC has also granted the underwriters an option to purchase an additional 2,325,000 shares of common stock to the extent the underwriters sell more than 15,500,000 shares of common stock.

Concurrently with the closing of the offering, PCA intends to repurchase, using available cash on hand, 4,500,000 shares of common stock from PCA Holdings LLC at a price per share equal to the net proceeds per share received by PCA Holdings LLC in the public offering.

Goldman, Sachs & Co. will be sole bookrunning lead manager and JPMorgan will be joint lead manager for the offering.  Copies of the preliminary prospectus supplement for the offering may be obtained upon request from the offices of Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10016, fax (212) 902-9316 or e-mail at prospectus-ny@ny.email.gs.com and from the offices of JPMorgan, Prospectus Department, One Chase Manhattan Plaza, New York, NY 10081, telephone (212) 552-5164.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

PCA is the sixth largest producer of containerboard and corrugated packaging products in the United States with sales of $1.9 billion in 2004.  PCA operates four paper mills and 68 corrugated product plants in 27 states across the country.

CONTACT:

Barbara Sessions

Packaging Corporation of America

INVESTOR RELATIONS:  (877) 454-2509

PCA’s Website: www.packagingcorp.com

Some of the statements in this press release are forward-looking statements. Forward-looking statements include statements about our future financial condition, our industry and our business strategy. Statements that contain words such as “ will”, “should”, “anticipate”, “believe”, “expect”, “intend”, “estimate”, “hope” or similar expressions, are forward-looking statements. These forward-looking statements are based on the current expectations of PCA. Because forward-looking statements involve inherent risks and uncertainties, the plans, actions and actual results of PCA could differ materially. Among the factors that could cause plans, actions and results to differ materially from PCA’s current expectations include the following: the impact of general economic conditions; containerboard and corrugated products general industry conditions, including competition, product demand and product pricing; fluctuations in wood fiber and recycled fiber costs; fluctuations in purchased energy costs; and legislative or regulatory requirements, particularly concerning environmental matters, as well as those identified under “Risk Factors” in the preliminary prospectus supplement filed with the Securities and Exchange Commission in connection with this offering and available at the SEC’s website at “www.sec.gov”.